September 15, 2011

Jeffrey P. Berg jberg@bakerlaw.com

Mr. Karl Hiller
Branch Chief
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Searchlight Minerals Corp.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 4, 2011 File No. 000-30995

Dear Mr. Hiller:

In response to your letter dated August 25, 2011, please see our responses below.

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 25, 2011 (the “Comment Letter”) relating to the above-referenced Form 10-K (File No. 000-30995) which was filed on March 4, 2011.

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has provided supplemental information in response to Comments 1 and 2 below on a confidential, supplemental basis only and is not to be filed with or deemed part of the Company’s Exchange Act reports.  Pursuant to Rule 12b-4, the Company requests that the supplemental information provided in response to Comments 1 and 2 below be returned by registered mail to the Company promptly following completion of your review.

Pursuant to Rule 83 of the Freedom of Information Act, a request for confidential treatment by the Staff has been submitted concurrently with this letter to the Office of Freedom of Information.  This request for confidential treatment relates solely to the supplemental information provided to the Staff under separate cover letter, in response to Comments 1 and 2 below.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 4

1.
We note your disclosure indicating that you have completed 75 bench-scale (6-liter autoclave) tests which have been shown to be successful in leaching gold into solution from your slag material.  Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your autoclave bench scale tests, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B.  If possible please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B.  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response:  The Company is providing the requested information through a confidential submission to the Staff under separate cover letter.

As detailed in the separate cover letter transmitting a further confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 12b-4 under the Exchange Act.

2.
We note your statement that bench testing by your consultants indicates that autoclaving can provide gold recoveries of up to 0.5 ounces per ton.  Please disclose your recoveries as a percentage, or provide the head grade, tailings grade, and recovery grade.  Submit a schedule showing details and results of all the autoclave test work you have performed.

Response:  The Company is providing the requested information through a confidential submission to the Staff under separate cover letter.

As detailed in the separate cover letter transmitting a further confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 12b-4 under the Exchange Act.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Financial Statements

Audit Report, page F-1

3.
We note that while you have two audit reports covering different periods within your cumulative financial data neither expresses audit coverage for the cumulative amounts presented within your filing.  If your current auditor intends to place reliance on the prior auditor in rendering an opinion on your cumulative information, their audit report would need to be corrected to indicate such reliance.  Tell us if you obtained a reissuance of the opinion from your prior auditor in advance of filing your report.

Response:  In response to Comment No. 3, the Company notes that the report of the Company’s current auditor, Brown Armstrong, encompasses the current and comparative periods presented, and the inception to date period, which was in the scope of its audit.  The current auditor included in the first paragraph of its audit report the words “inception cumulative data prospectively from January 1, 2006.”

Further the opinion paragraph in Brown Armstrong’s audit report contains the words “including inception cumulative data.”

The report of the Company’s former auditor, Kyle Tingle CPA, included in the Form 10-K encompasses the 2005 financial statements and the “period January 14, 2000 (date of inception) through December 31, 2005.”  The former auditor was kept current with the Company’s filings and provided a full draft of the Company’s 2010 Form 10-K prior to filing.  The former auditor provided an updated consent for inclusion of its report prior to filing.  We note that the consent related to the prior auditor’s audit report expressly refers to “inception cumulative data prospectively from January 14, 2000 to December 31, 2005.”

Further, the Company notes that these issues were raised in prior comment letters from the Commission and addressed by the Company in its responses to the prior comments from the Commission.  We have attached a copy of the Company’s response letter, dated December 22, 2008, to the Commission’s August 15, 2008 comment letter.  Please note Commission Comments 47-50 and the Company’s related responses.

Note 3 – Clarkdale Slag Project, page F 18

4.
We note your disclosure explaining that while difficulties encountered in your start-up of the production module indicate you will not be able to process 100 to 250 tons per day, as originally planned, you “anticipate the continued use of the facility for analytical purposes,” and believe that “the plant site in Clarkdale remains a valuable resource for the technical team.”  Your disclosure on pages 3 and 4 also indicates that your actual results are unfavorable compared to those achieved in your pilot program.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

We note that a total of $8.2 million is assigned to the demo module building, site improvements, and site equipment within your PP&E balance, separate from the $130 million allocated to the Clarkdale Slag Project.  Tell us the assumptions that you have made in conducting your impairment testing as of December 31, 2010 and determining that the amounts ascribed to the assets related to the Clarkdale Slag Project were not impaired, considering your realization in 2009 and early 2010 that your initial mechanical and chemical liberation approaches would not work as previously thought.

Response:  In response to Comment No. 4, the Company notes that consideration was given to potential circumstances that may indicate need for impairment analysis for the filing period.  This consideration included management’s knowledge of the status of assets on site and the status of the technical extraction testing being performed on an ongoing basis.

The equipment and buildings on site were designed to be an extraction demonstration module and contain extractive equipment and laboratory facilities.  These facilities have use in multiple extractive situations and continue to serve as test equipment.  Additionally, these facilities have not yet gone into full service and remain as construction-in progress, and are fit and are available for use in alternative extractive testing processes.

The assumptions of the technical processes, as discussed in the Company’s public filings, show potential mineralization and extractive percentages that support sufficient margins to provide for cash flow in excess of invested capital.  In advance of determining the final extractive process for use on the site and in advance of determining the mineralization to be proven and probable, the Company believes that it currently would be inappropriate to assign a cash flow analysis to the assets.

In the evaluation of whether an impairment analysis for the 2010 Form 10-K was required, with respect to paragraph 21 of ASC 360-10-35, the Company considered that, as an exploration stage enterprise, the Company anticipated and continues to anticipate exploration stage losses.  The accumulated deficit of the Company (approximately $22 million) includes approximately $4.1 million of losses from discontinued operations relating to activities prior to the change of the Company’s business plan relating to mineral exploration activities.  The Company incurred exploration stage losses of approximately $5.0 million, $4.1 million and $3.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Through June 30, 2011, the Company has incurred additional exploration stage losses of approximately $2.5 million.  As of June 30, 2011, the Company had available cash of approximately $6.2 million.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

As of the date of the financial statements included in the 2010 Form 10-K, the Company had available cash of approximately $7.0 million.  At the time of the filing, management believed that the Company had sufficient capital to fund its then current level of operations and anticipated being able to raise future capital during following 12 month period in accordance with its business plan.  Therefore, management did not believe that the exploration stage losses represented an event or change in circumstances that required an impairment analysis under ASC 360-10-35.  Management does, however, believe that additional capital will be required to complete its exploration stage activities.

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 21 of ASC 360-10-35, that would indicate the need for an impairment review:

a.  A significant decrease in the market price of a long-lived asset (asset group);

b.  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.  A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

f.  A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Since the dates of the acquisition of the respective mineral properties, the Company has expended resources on the continued exploration stage activities and expenditures for equipment being utilized in its evaluation of each of its mineral properties.

The Company considered the following matters in connection with its consideration of the need for impairment testing of the Clarkdale Slag Project with respect to the 2010 Form 10-K:

Searchlight Minerals Corporation’s Clarkdale Slag Project has undergone continued mineral extraction evaluation and implementation of the start-up phase of its Demonstration Module on the site during 2009 and processing of testing evaluation runs throughout 2010.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

As of the balance sheet date and current through the financial statement release date, the Company continues working on its metallurgical extraction processes.

The Company has made provisions in its 2011 budget for continued evaluation of the extraction process with a focus on the use of autoclave technology.

While the autoclave technology testing is taking place off-site from the Clarkdale premises, the demonstration module components and infrastructure at the site in Clarkdale provide the Company with onsite laboratory and extractive equipment and materials handling infrastructure that we are able to use for analytical purposes on a continuing basis.  Further, many of the equipment items have potential to be used in development of our full scale modules.

The exploration status of the property and the current information available have formed the basis of the Company’s opinion that no events or circumstances have occurred with respect to the Clarkdale Slag Project that require an impairment analysis.

The Company further notes that similar issues were raised in prior comment letters from the Commission and addressed by the Company in its responses to the prior comments from the Commission.  We have attached a copy of the Company’s response letter, dated December 22, 2008, to the Commission’s August 15, 2008 comment letter.  Please note Commission Comments 53-55 and the Company’s related responses.  The Company understands the need to periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of property and equipment or whether the remaining balance of property and equipment should be evaluated for possible impairment.  However, the Company believes that, since the response to the Commission’s prior comments, there have not been any adverse changes that would cause the Company to believe that there is a need for impairment testing.

Note 8 – Stockholders Equity, page F-25

5.
We understand from your disclosures that you have revised the terms of outstanding warrants on multiple occasions.  We ordinarily expect an accounting for the value of such changes except when these are made pursuant to the original terms.

Please submit a schedule listing all term revisions including the number of warrants impacted, the dates of issue and revision, original and revised exercise prices, exercise periods, and any other important provisions governing the changes.  Also explain why you revised the terms of these instruments in each instance.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Tell us why you have not recognized an expense for the value of changes, as applicable, and explain how you determined that derivative accounting was not required pursuant to the guidance of FASB ASC 815-40, including Examples 9 and 17 discussed in FASB ASC 815-40-55-33 and 34; also FASB ASC 815-40-55-42 and 43.

Response:  In response to Comment 5, the Company notes that:

Subject Warrants

The Company issued warrants to purchase up to an aggregate of 7,042,387 shares of common stock (collectively, the “Subject Warrants”) to investors in connection with the Company’s February 23, 2007, March 22, 2007, December 26, 2007 and February 7, 2008 private placements.  None of the Subject Warrants contain full-ratchet anti-dilution protection.  On December 29, 2008, April 30, 2009, and on November 12, 2009, the Company unilaterally made several material amendments to the Subject Warrants.

In response to your comment, below is a schedule summarizing the term revisions to the Subject Warrants as follows:

Date of Issue of Warrants:	2/23/2007	3/22/2007	12/26/2007	2/7/2008
Number of Warrants:	2,651,005	1,188,257	1,562,500	1,640,625
Original Exercise Price:	$4.50 / share	$4.50 / share	$2.40 / share	$2.40 / share
Original Expiration Date:	2/23/2009	3/22/2009	12/26/09	02/07/2010
Original Call Provision	$6.50 / share	$6.50 / share	N/A	N/A

Date of First Revision:	12/29/2008	12/29/2008	N/A	N/A
Revised Exercise Price:	$2.40 / share	$2.40 / share	N/A	N/A
Revised Expiration Date:	03/01/2010	03/01/2010	N/A	N/A
Revised Call Provision:	$4.40 / share	$4.40 / share	N/A	N/A
Reason for Revisions:
The Company unilaterally amended the Subject Warrants to the benefit of the warrant holders by extending the expiration dates and reducing the exercise price and call provision.  The Board of Directors believed this to be in the best interest of the Company because the amendments would preserve the potential capital raising features of the warrant, including the call feature.  Given the Company’s additional capital requirements, the Company believed that these modifications could potentially induce the exercise of the Subject Warrants and raise additional capital.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Date of Second Revision:	04/30/2009	4/30/2009	N/A	N/A
Revised Call Provision:	$6.50 / share	$6.50 / share	N/A	N/A
Reason for Revisions:
The Company restored the call provision in the Subject Warrants in order to ensure that the December 29, 2008 modification strictly fell within the express safe harbor provisions set forth in the Commission’s Securities Act Compliance and Disclosure Interpretations (“CDI”), Section 203.1 (last updated November 26, 2008).  The Company always has intended that any modification to the Private Placement Warrants fall within an acceptable safe harbor under the Securities Act of 1933, as amended.

The Company notes that this revision was raised in a prior comment letter from the Commission and addressed by the Company in its response to the prior comment from the Commission.  We have attached a copy of the Company’s response letter, dated May 7, 2009, to the Commission’s March 5, 2009 comment letter.  Please note Commission Comment 4 and the Company’s related responses.

Date of Third Revision:	11/12/2009	11/12/2009	11/12/2009	11/12/2009
Revised Exercise Price:	$1.85 / share	$1.85 / share	$1.85 / share	$1.85 / share
Revised Expiration Date:	11/12/2012	11/12/2012	11/12/2012	11/12/2012
Reason for Revisions:
The Company unilaterally amended the Subject Warrants to the benefit of the warrant holders by further extending the expiration dates and reducing the exercise price.  The Board of Directors again believed this to be in the best interest of the Company because the amendments would preserve the potential capital raising features of the warrant.  Given the Company’s additional capital requirements, the Company believed that these modifications could potentially induce the exercise of the Subject Warrants and raise additional capital.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Analysis of the Accounting Treatment of the Subject Warrants

The Company determined that the amendments to the Subject Warrants which were originally issued as part of equity transactions did not result in an expense to the Company.  The warrants were not a component to any debt transaction, registration agreement or services rendered to the Company.

The Company determined that the Subject Warrants are considered indexed to the Company’s own stock, and should be accounted for as equity.  The Company does not believe that the amendments to the Subject Warrants as described above would result in such warrants being accounted for as derivatives because the adjustments to the Subject Warrants had no full-ratchet anti-dilutive provisions, but were revised unilaterally and solely at the discretion of the Company.  In addition, the Subject Warrants do not provide for a cashless or net share settlement and are not associated with any debt instrument.

In considering the accounting treatment of these warrants, the Company looked to ASC 480-10 and concluded that the Subject Warrants did not fall within its scope, as the Subject Warrants are not putable or exercisable for shares that are putable or mandatorily redeemable.  The Company then considered ASC 815-40 and determined the Subject Warrants are indexed to the Company’s own stock and classified in stockholders’ equity.  Therefore, the Subject Warrants are not accounted for as a derivative under ASC 815-40, but rather classified in equity.

Further, the Company notes that this issue was raised in a prior comment letter from the Commission and addressed by the Company in its response to the prior comment from the Commission.  We have attached a copy of the Company’s response letter, dated February 12, 2009, to the Commission’s January 23, 2008 comment letter.  Please note Commission Comment 73 and the Company’s related responses.

Offering Warrants

On November 12, 2009, the Company completed a private placement (the “Offering”) of the Company’s securities to certain investors.  In the Offering, the Company sold 12,078,596 units of its securities.  In connection with the Offering, the Company issued warrants to purchase up to 6,039,298 additional shares of common stock.  The Company also paid commissions to agents in connection with the Offering in the amount of approximately $1,056,877 and warrants to purchase up to 301,965 shares of common stock.  All the warrants in connection with this Offering (collectively, the “Offering Warrants”) contain full-ratchet anti-dilution protection in the event that the Company issues shares (with certain limited exceptions) at an average per-share price below the exercise price of the Offering Warrants then in effect.  The form of the Offering Warrants has been filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Commission on November 13, 2009.  The relevant “full-ratchet” provision is set forth in Section 3(b) of the Offering Warrants.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Analysis of the Accounting Treatment of the Offering Warrants

Because the Offering Warrants are subject to full-ratchet anti-dilution protection, they are not considered indexed to the Company’s own stock, and as such, the Offering Warrants should be accounted for as liabilities with future changes in the fair value of these warrants recognized currently in earnings until such time as the warrants are exercised or expire.  The estimated fair value on the November 12, 2009 date of issuance of the 6,341,263 warrants was approximately $4,281,989.

Paragraph 74(a) of ASC 815-10-15 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  ASC 815-40 provides a two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the ASC 815-10-15 paragraph 74(a) scope exception.

The Offering Warrants are subject to full-ratchet anti-dilution protection, and thus, are not considered indexed to the Company’s own stock because the potential adjustment of the exercise price precludes the instrument from being a “fixed-for-fixed” instrument.  Therefore, under ASC 815-40, the Offering Warrants should have been accounted for as derivative liabilities in accordance with ASC 815-15-30.  The Company utilized an outside consultant to assist in the valuation of the derivatives resulting in this determination.  The Company utilized a Binomial Lattice option pricing-model to estimate the fair value of the Offering Warrants.  This model resulted in a fair value of approximately $4.2 million, $3.2 million, $1.6 million, $3.3 million, $1.0 million, $0 and $0, at December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, and June 30, 2011, respectively.  The Company notes that it has consistently used the Binomial Lattice option pricing-model to value its derivatives and that it believes that the use of this method provides the best estimate of fair value due to its ability to incorporate inputs that change over time, such as volatility and interest rates, and to allow for actual exercise behavior of option holders.

Below the Company has set out its analysis of the facts and circumstances related to the accounting for the revaluation of the Offering Warrants at the quarterly reporting periods ending December 31, 2009 through June 30, 2011, and the materiality of the potential adjustment.  This analysis documents the Company’s conclusion that any potential adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”).

SAB 99 Analysis

SAB 99 is the relevant guidance that needs to be applied to the facts of the Company’s situation.  SAB 99 states that “quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant's financial statements.  A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important.”  Pursuant to SAB 99, both quantitative and qualitative factors need to be taken into consideration when assessing materiality.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

SAB 99 also refers to FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, which defines materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Quantitative Factors

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties.  It has not commenced operations and is still in the exploration stages of proposed operations.  The Company anticipates that before it commences operations, it will continue to incur operating expenses without generating or realizing any revenues.  A reasonable investor would invest in the Company based on a belief that the Company will generate revenues in the future, and not on the Company’s current financial performance.  As such, in light of the lack of operating performance, gains and losses as the result of changes to the fair value of the derivative instruments at issue will have no meaningful impact on an investor’s overall valuation of the Company.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

An analysis of the numeric impact of the warrant derivatives on the Company’s quarterly financial statements for the period from December 31, 2009 through June 30, 2011 is, as follows:

Materiality Assessment of Derivative Accounting:

	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011

Total Liabilities
As Reported	$50,501,368	$49,446,648	$48,530,744	$47,518,941	$46,781,075	$45,702,437	$45,074,141
As Adjusted	54,754,777	52,658,026	50,127,905	50,863,532	47,774,461	45,702,437	45,074,141
$ Difference	$4,253,409	$3,211,378	$1,597,161	$3,344,591	$993,386	$-	$-
% Difference	8.42%	6.49%	3.29%	7.04%	2.12%	0.00%	0.00%

Total Equity
As Reported	$123,656,737	$122,676,178	$121,490,101	$120,195,897	$121,135,521	$121,419,101	$120,898,061
As Adjusted	119,403,328	119,464,800	119,892,940	116,851,306	120,142,135	121,419,101	120,898,061
$ Difference	$(4,253,409)	$(3,211,378)	$(1,597,161)	$(3,344,591)	$(993,386)	$-	$-
% Difference	-3.44%	-2.62%	-1.31%	-2.78%	-0.82%	0.00%	0.00%

Total Loss from Operations
As Reported	$(7,001,187)	$(1,837,981)	$(3,969,983)	$(6,166,405)	$(8,302,650)	$(1,739,638)	$(3,376,897)
As Adjusted	(7,001,187)	(1,837,981)	(3,969,983)	(6,166,405)	(8,302,650)	(1,739,638)	(3,376,897)
$ Difference	$-	$-	$-	$-	$-	$-	$-
% Difference	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Total Other Income (Expense)
As Reported	$3,815	$5,740	$20,603	$35,550	$30,590	$(517,859)	$(507,928)
As Adjusted	32,395	1,047,771	2,676,851	944,368	3,290,613	475,527	485,458
$ Difference	$28,580	$1,042,031	$2,656,248	$908,818	$3,260,023	$993,386	$993,386
% Difference	749.15%	18153.85%	12892.53%	2556.45%	10657.15%	(191.83)%	(195.58)%

Total Net Income (Loss)
As Reported	$(4,135,424)	$(1,026,677)	$(2,296,418)	$(3,680,234)	$(5,000,138)	$(1,436,566)	$(2,471,222)
As Adjusted	(4,106,844)	15,354	359,830	(2,771,416)	(1,740,115)	(443,180)	(1,477,836)
$ Difference	$28,580	$1,042,031	$2,656,248	$908,818	$3,260,023	$993,386	$993,386
% Difference	(0.69)%	(101.50)%	(115.67)%	(24.69)%	(65.20)%	(69.15)%	(40.20)%

Total Cash Flow Used in Operating Activities
As Reported	$(6,050,198)	$(1,841,719)	$(3,595,295)	$(5,595,407)	$(7,086,859)	$(1,562,567)	$(2,657,066)
As Adjusted	(6,050,198)	(1,841,719)	(3,595,295)	(5,595,407)	(7,086,859)	(1,562,567)	(2,657,066)
$ Difference	$-	$-	$-	$-	$-	$-	$-
% Difference	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Quantitatively, the impact of the estimated fair value of the warrant liabilities appears to have been material to certain items in the financial statements for the periods presented.  This is primarily because the potential impact of derivative fair value and period to period changes to that derivative fair value estimate exceeds thresholds of materiality for certain financial statement line items in the reported periods.

However, because of the qualitative factors discussed below, the potential impact of these changes is not sufficiently significant to affect decisions of a reasonable person relying on the financial statements as presented.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

Qualitative Factors

The Company’s stock historically has not had a high volume of trading.  The average daily volumes for the years ending December 31, 2009 and December 31, 2010, and for the period ending September 9, 2011 were 144,399, 156,851 and 224,810 shares per day respectively.  On certain days during this period, as few as 1,000 shares per day were traded.

For the reasons set forth below, the Company believes that the accounting treatment of the Offering Warrants is not significant to its investors, and would, in fact, create a distortive effect that may be misleading to users of the financial statements.

Further, on July 7, 2009, the Company filed 15 amendments to its periodic reports with respect to the amendment and restatement of the Company’s: (i) financial statements for the annual periods in the years ended December 31, 2005 and December 31, 2006 and the quarterly periods ended March 31, 2005 through September 30, 2005, March 31, 2006 through September 30, 2006, and (ii) consolidated financial statements for the annual period in the year ended December 31, 2007 and the quarterly periods ended March 31, 2007 through September 30, 2007, and in connection with responses to comments from the staff of the Commission with respect to the Company’s Registration Statement on Form S-1/A (File No. 333-132929).  Those restatements, while material, had virtually no impact on the Company’s stock price, as evidenced by the following chart which reflects the Company’s daily closing price for the month of July 2009:

Searchlight’s Daily Closing Stock Price for July 2009

This chart supports the proposition that the Company’s investors do not purchase the Company’s stock in reliance on the Company’s current financial position, but rather by the prospect of the Company’s future performance.  The Company does not believe that a reasonable investor relying on the Company’s financials would have been influenced by the inclusion or correction of the proper accounting treatment of the Offering Warrants.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

SAB 99 also identifies certain other qualitative considerations to take into account in assessing the materiality of an error, which is not intended to be an exhaustive list:

1.
Did the misstatement arise from an item capable of precise measure or an estimate?  If an estimate, what is the degree of imprecision inherent in the estimate?  No, the fair value of the warrant derivatives is an estimate.  Different valuation models result in different estimates and the degree of imprecision can be very large.

2.
Does the misstatement mask a change in earnings or other trends? No.  Inclusion of derivative fair value changes from period to period would distort trends and mask actual operating results (in particular, in periods of gains).  In certain quarters, the fair value of the Offering Warrants may have resulted in net income to the Company, and the Company may have reported net income and earnings per share when, in fact, the Company is in the exploration stage and has no revenue or earnings. Furthermore, the Offering Warrants were not a component of any debt transaction, are not associated with any debt instrument, and do not provide for any interest payments.  Inclusion of derivative fair value would also not impact the Company’s cash flow statement.

3.
Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?  No.  Currently, no analysts follow the Company, its market or its results.  Therefore, the misstatement does not hide a failure to meet analysts’ expectations.

4.
Does the misstatement change a loss into income or vice versa? Yes.  In certain periods, the inclusion of the change in fair value of the derivative liability changes the Company’s net loss to net income and loss per share to earnings per share. It is the Company’s position, that reporting net income would distort the operational trends of the Company and mask actual operating results.

5.
Does the misstatement concern a segment or other portion of the Company’s business that plays a significant role in the Company’s operations or profitability?  No, the misstatement would not be applicable to any segment or other portion of the Company’s business.

6.
Does the misstatement affect the Company’s compliance with regulatory requirements?  No, the misstatement does not affect compliance with regulatory requirements because the Company is not subject to any substantive regulatory requirements in any jurisdiction (other than the SEC) related in any manner to its financial statements.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

7.
Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?  No, the misstatement does not affect compliance with loan covenants or contractual requirements.

8.
Did the misstatement have the effect of increasing management compensation? No, the misstatements do not have the effect of increasing management compensation, as the subject of the misstatement relates entirely to non-compensation matters.

9.
Did the misstatement involve concealment of an unlawful transaction? No, the misstatement does not involve concealment of an unlawful transaction or any transaction, but rather is limited entirely to questions of non-cash valuation as a result of newly issued accounting guidance.

10.	Was the misstatement intentional? No, the misstatement was not intentional.

Conclusion

Although the Company believes that the misstatement of the fair value of the Offering Warrants appears to have been quantitatively material in or during certain quarterly and annual periods since the issuance date, the Company also believes that the misstatement is immaterial from a qualitative analysis, and therefore, no restatement of the prior periods is necessary or required.  The Company’s conclusion is that it does not believe a reasonable person would have formed a different conclusion regarding the Company if the financial statements had properly reflected the Offering Warrants as a derivative liability.  The Company’s conclusion is based on the following factors.  First, the Company’s management does not believe reflecting non-cash derivative fair value gains or losses on the Company’s financial statements for the relevant periods would have had any bearing on the investment decision of any persons investing in the Company's securities either through private placement or through market transactions.  As stated above, the Company believes a reasonable investor would have based its decision on the future prospects of the business and on the Company's capital structure, on which the non-cash fair valuation of the warrant derivative had no impact. Second, the revaluation had no effect on any contractual requirements, loan covenants, expectations or compensation nor did it conceal an unlawful transaction.  Third, the warrants were disclosed in the notes to the financial statements.  Fourth, the misstatement was unintentional.

Finally, the additional derivative gains or losses would not have changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities.  Rather, inclusion of non-cash derivative gains that would result in net income for certain periods would, in fact create a distortive effect that may be misleading to users of the financial statements.  The Company does not believe a reasonable investor who read the Company’s financial statements as of December 31, 2009 would have viewed the reported equity structure any differently, particularly due to the non-cash nature of the change.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

However, effective July 1, 2011, the Company will record the Offering Warrants as a liability.  The Company will also reclassify $4,281,989 from paid-in-capital to retained earnings and future changes in the value of the related liabilities will be recorded through earnings.

Note 12 – Income Taxes, page F-45

6.
Tell us how you determined that a valuation allowance for your net operating loss carry-forward, as contemplated by FASB ASC 740-10-55-7 through 55-9, was not required given your lack of revenue to-date and your inability to have developed a working flow sheet.

Response:  In response to Comment No. 6, the Company notes that:

The Company has generated exploration stage losses since the change of its business plan in 2005.  The Company acquired two mineral properties which have resulted in acquisition related deferred tax liabilities.

The Company considered the need for a valuation allowance against its gross deferred assets at each balance sheet date, giving consideration to ASC 740-10-30, paragraphs 17 through 23, and in particular, ASC 740-10-30, paragraph 18.a (“future reversals of existing temporary differences”), which the Company believes to be the most relevant to the Company’s circumstances.

The Company looked to the “future reversals of existing temporary differences” as the primary source of taxable income to offset its gross deferred tax assets, and to the extent such reversing temporary differences were available to offset deferred tax assets, the Company believes that no valuation allowance was required with respect to such deferred assets.  The current technical and metallurgical testing results continue to support this position.

The Company analyzed the existence of other sources of taxable income, as identified in ASC 740-10-30, paragraphs 18 b, c and d.  In addition to its minerals assets, the Company holds assets with very low tax bases that, if they were sold, would generate significant taxable income.  In the event operational reversals of existing temporary differences were to be constrained by timing of expiration dates of net operating losses, the Company also has availability of use of tax strategies to realize the expiring benefits.

The Company further notes that similar issues were raised in prior comment letters from the Commission and addressed by the Company in its responses to the prior comments from the Commission.  We have attached a copy of the Company’s response letter, dated December 22, 2008, to the Commission’s August 15, 2008 comment letter.  Please note Commission Comment 66 and the Company’s related responses.  The Company believes that the Company’s valuation allowance analysis has not changed since the Company’s response to the Commission’s prior comments.

Mr. Karl Hiller
U.S. Securities & Exchange Commission
September 15, 2011

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Sincerely, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP